July 1, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549
Attn: Mary Beth Breslin
Senior Attorney
          RE:  Actel Corporation
Form 10-K for the fiscal year ended January 4, 2009
Filed March 20, 2009
Form 10-Q for the period ended April 5, 2009
Filed May 15, 2009
File No. 000-21970
Ladies and Gentlemen:
          This letter responds to your comment letter dated May 29, 2009, regarding the above-referenced filings.
1.	In future filings, please present your aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second fiscal quarter.

The aggregate market value of voting and non-voting common equity held by non-affiliates of the Company was approximately $414 million as of July 3, 2008 (the last day of our most recently completed second fiscal quarter), based on the closing price on the NASDAQ Global Market reported for such date. In future filings, we will include the required aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of our most recently completed second fiscal quarter.

2.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and disclose the following in future filings:
•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses:

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used):

•	A quantitative and qualitative description of the material assumptions used (e.g. control premiums, discount rates, etc.) and a sensitivity analysis of those assumptions based upon reasonably likely changes: and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
We have consistently valued goodwill using a single reporting unit under SFAS 142. We operate in a single operating segment, as defined under SFAS 131: designing, developing and marketing FPGAs (field programmable gate arrays). Furthermore, we have consistently used a single approach, an enterprise approach, to determine our total fair value. We believe that the best evidence of fair value is quoted market prices in active markets. We consider other valuation methods such as the cost approach or income approach (e.g., discounted cash flows) less desirable since they rely on factors that are more subjective than quoted market prices in active markets. We use our market capitalization based on quoted market prices as the initial basis for analysis. Since quoted prices change daily, we consider in our evaluation market prices at the end of the accounting period, recent trends in market prices and average market prices during the period under review. We also consider other factors including control premiums from observable transactions involving controlling interests in comparable companies as well as overall market conditions. In our most recent assessment performed in connection with our fourth quarter 2008 annual impairment review, we considered a control premium in the range of 30% to 40% to be reasonable for similar companies within the high technology industry. As long as we determine our total enterprise fair value is greater than our book value and we remain a single reporting unit, we consider our goodwill unimpaired and the second step of the impairment test under SFAS 142 is unnecessary. If our total enterprise fair value were to fall below our book value, we would proceed to the second step of the goodwill impairment test, which measures the amount of impairment loss by comparing the implied fair value of our goodwill with the carrying amount of our goodwill. We agree to highlight these factors in future filings, if applicable, and we also agree to disclose in future filings how the assumptions used for valuing goodwill changed from the prior year.

3.	We note the “wafer prepayment charge” of $3.7 million in fiscal 2007. Please tell us, and disclose in future filings, the nature of and accounting treatment for this item.

During 2006, the Company entered into a foundry agreement under which the foundry agreed to manufacture certain 90 nanometer products then under development. As is typical in the semiconductor industry, we were required to make a nonrefundable cash deposit in order to secure manufacturing capacity. Under this agreement, we paid the foundry $3.7 million in cash at various points in time during 2006 and 2007, which we would recoup by receiving a $1,000 credit for each wafer purchased from the foundry. During the second quarter of fiscal 2007, we made a strategic decision to abandon our development of the 90 nanometer product and move directly to development of our 65 nanometer product. Accordingly, we would be unable to recoup and therefore wrote-off the $3.7 million prepaid balance during the second quarter of fiscal 2007. We will provide additional disclosures in future filings to reflect the nature of and accounting treatment for this item.

4.	Please provide us a summary of your goodwill impairment analysis for fiscal 2008, including your estimate of enterprise value and any significant assumptions used in the analysis. Please tell us how you considered the decrease in market capitalization during the year and the losses you have reported each year in the analysis.

We performed our goodwill impairment analysis based on the following data:
•	Outstanding shares: 25,763,896 as of December 16, 2008 (The Company typically performs its goodwill impairment test during the last month of the fourth fiscal quarter but also takes into consideration share prices during and after the end of the fourth quarter).

•	Share price as of December 16, 2008: $11.71

•	Shareholders’ Equity (book value) as of November 30, 2008: $281,723,404.

•	Estimated book value per share as of December 16, 2008: $10.94

•	Fair value (market capitalization) of Actel as of December 16, 2008: 25,763,896 x $11.71 = $301,695,222
Based on the data shown above, we concluded that the fair value of Actel was greater than its book value, indicating that an impairment of goodwill did not exist.

Notwithstanding the above, given the economic conditions that affected Actel’s stock price during the fourth quarter of 2008, as well as the greater market, we performed a detailed review and noted that there were approximately 32 days during the fourth quarter of 2008 when the stock price traded at less than the estimated book value of $10.94 per share. The fourth quarter average stock price through December 17, 2008 was approximately $10.22. This represented a discount of approximately 6.6% from the estimated book value of $10.94 per share.

Subsequent to December 17, 2008, the daily stock price closed above the estimated book value per share of $10.94 through January 2, 2009 (the last trading day of the Company’s 2008 fiscal year-end) resulting in an updated fourth quarter average stock price of $10.45 which represented a discount of approximately 4.5% from the estimated book value of $10.94 per share.

We informally consulted with our valuation experts regarding control premiums associated with recent acquisitions. While not specific to Actel, recent trends in the broader high-technology industry suggested a control premium in the range of approximately 30% to 40%. So in addition to our conclusion that the temporary decline in Actel’s stock price during periods of the fourth quarter of fiscal 2008 did not reflect an impairment in the carrying value of Actel’s, we further concluded that historical and recent control premiums place Actel’s market valuation well in excess of its book value.

5.	Please tell us, and disclose in future filings, the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption on your balance sheet as of December 31, 2008. In addition, as we note that impairments of the deferred costs and credits for changes in selling prices are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reporting period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further discuss any trends noted of the reported period. Refer to item 303(a) of Regulation S-X.

We will include in the MD&A in future filings additional disclosure regarding the effect of deferred income impairments if they are material to our results of operations, liquidity or capital resources. We will also include in future filings discussions regarding meaningful trends noted over the reported periods.

However, we believe that disclosing the amounts of gross deferred revenues and gross deferred costs of sales would provide our distributors and competitors with our average distributor mark-up, which we consider to be confidential business and financial information. Disclosure of pricing information and the average distributor mark-up may unfairly disadvantage us in future negotiations with current and potential distributors. Such disclosure may also give an advantage to our competitors that do not disclose such information.

While disclosure of gross deferred revenues and costs of sales information could be used to our detriment, we do not believe that disclosure of this information is necessary for the protection of investors. In order to provide adequate disclosure to investors regarding the nature of our deferred income, we disclose the amount of deferred income on shipments to distributors that we expect to be credited back to distributors in future periods. In our Form 10-K for the fiscal year ended January 4, 2009, for example, we disclosed our estimate that approximately $9.8 million of our deferred income on shipments to distributors will not be recognized as revenue and gross margin in our future consolidated statements of operations.

6.	We see in the tables on page 64 that you report goodwill net of accumulated amortization. Please tell us why you are amortizing goodwill and how this complies with paragraph 18 of SFAS 142. In addition, tell us the reason that adjustments to goodwill related to the realization of NOL carryforwards from the acquisition of Gatefield are recorded as amortization.

The tables on page 64 reflect a carryover of the Company’s historical practice of presenting goodwill and accumulated amortization. Prior to adopting SFAS 142, we amortized goodwill over its estimated useful life. We adopted SFAS 142 in the first quarter of fiscal 2002 and have not amortized goodwill since then. In future filings, we will revise our presentation approach to reflect the carrying amount of goodwill only. We confirm that we have not amortized goodwill on our statements of operations since the adoption of SFAS 142. We also confirm that adjustments to goodwill related to the realization of NOL carryforwards from the acquisition of Gatefield are recorded as an offset to the deferred tax valuation allowance and not as amortization.

7.	We note your net losses each period and the significant decline in revenues in the three months ended April 5, 2009. Please tell us, and disclose in future filings, how you assess realization of the significant deferred tax assets. Your explanation should address how you determined that it was more likely than not that these assets were recoverable. You should also address both positive and negative evidence you considered in determining the amount of the valuation allowance necessary. Please see paragraphs 20-25 and 92-98 of SFAS 109.

We record our income taxes in accordance with applicable accounting standards, including SFAS 109, which requires deferred tax assets to be reduced by a valuation allowance if the weight of all available evidence (both positive and negative) indicates that it is more likely than not that some portion or all of the deferred tax assets will not be realized. We assess the realization of the significant deferred tax assets taking into consideration the four potential sources of taxable income discussed in SFAS 109:
•	Future reversals of existing taxable temporary differences;

•	Taxable income in prior carryback years, if carryback is permitted under the tax law;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carrybacks.
For Actel, realization of the deferred tax assets is largely dependent upon future taxable income exclusive of reversing temporary differences and carrybacks. In order to assess future taxable income, we carefully consider all available evidence, both positive and negative, in evaluating our forecasts of taxable income. Positive information includes such factors as our long history of profitability, (notwithstanding some losses in recent years), the strength of our balance sheet, the strong gross margins generated by our products, our strong history of product acceptance, and the controllable nature of many of our operating expenses. Negative evidence includes recent operating losses and the expiration of some of our net operating loss carryforwards. (During fiscal years 2003 through 2006, approximately $1.3 million of federal and $0.8 million of state deferred tax assets associated with net operating losses expired. There were no expirations of net operating losses during fiscal 2007 and approximately $500,000 of net operating losses expired in 2008, but the associated deferred tax assets had previously been fully reserved.)

We prepared a three-year forecast of future taxable income taking into consideration the costs incurred for new product development in recent years to develop our Flash line of products, the impact of other unusual and infrequent operating expenses in recent years, and the estimated benefits expected to be realized from the restructuring efforts already undertaken and planned for the future. We weighed the risks associated with our ability to achieve future profits against our recent history of losses, considered all available evidence and determined that, as of the end of its fiscal year ended January 4, 2009, an additional valuation allowance of $12.7 million was required. We updated our analysis as of April 5, 2009 taking into consideration the losses associated with the first quarter of fiscal 2009. However, based on our continuing expectations of a three-year profit outlook, we concluded that no additional valuation allowance as of April 5, 2009 was considered necessary based on the factors noted above.

We will provide additional disclosures in future filings, as applicable, to describe our assessment of the realizability of significant deferred tax assets.

8.	Please tell us why you recorded the in-process research and development from the Pigeon Point acquisition as amortization expense rather than as a separate line item of operating expenses.

The amount of the in-process research and development expense was $120,000, which we considered immaterial for separate line item presentation on the statements of operations. We disclosed the amount and described the in-process research and development expense in footnote 13 and also disclosed that the $120,000 charge was reported on our statements of operations as amortization expense.

9.	We note your disclosure that there were no “significant” changes to your internal control over financial reporting during the quarter ended January 4, 2009 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please ensure that your disclosure concerning changes in your internal control over financial reporting indicates whether there was any change to your internal control over financial reporting that that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-K.

In future filings, we will ensure that our disclosure concerning changes in our internal control over financial reporting indicates whether there was any change to our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-K.

10.	We note the italicized paragraph on page 29 of the definitive proxy statement that you have incorporated by reference into your Form 10-K that the Audit Committee Report presented in the proxy statement “shall not be deemed to be... ‘filed’ with the SEC or subject to ... the liabilities of Section 18 of the Exchange Act” except to the extent that you specifically incorporate it by reference to a filing under the Securities Act or Exchange Act. If you retain this language in future filings in which you intend to satisfy the disclosure requirements of Part III of Form 10-K, please revise your future Forms 10-K to clarify that the information to which the italicized language relates is, in fact, specifically incorporated by reference into the Form 10-K.

If we retain this language in future filings in which we intend to satisfy the disclosure requirements of Part III of Form 10-K, we will clarify the information contained in the Audit Committee Report that is, in fact, specifically incorporated by reference into the Form 10-K.

11.	In future filings, please ensure that your Summary Compensation Table includes compensation information for your named executive officers for each of your last three completed fiscal years. Refer to Regulation S-K Item 402(c)(1).

In future filings, we will ensure that our Summary Compensation Table includes compensation information for our named executive officers for each of our last three completed fiscal years.

12.	We refer to your disclosure under the caption “Stock and Option Awards” beginning on page 12 of the definitive proxy statement that you have incorporated by reference into your Form 10-K. We note that you attempt to grant a number of options so that the amounts realized from the awards constitute a “significant portion” of your executive’s compensation, if your stock “performs strongly.” In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named officer. Refer to subparagraphs (b) (1)(iii) and (v) of Item 402 for Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive offices. Clarify, and to the extent practicable, quantify the terms used in your discussion such as the “significant portion” of total compensation that you strive to achieve with stock and option awards, and what you mean by “strong” stock performance.

The Compensation Committee used a variety of information to assist it in determining the number of stock options granted to the executive officers. These included competitive data, the amount of equity available for grant to executives, past equity grants, and the potential value to the recipients if the stock performs strongly during its vesting period. “Performs strongly” and “strong” stock performance are defined as a gain of $10 each year of the four years of vesting. For the fiscal year 2008 option grants, if the stock performs strongly, the value to the CEO would be more than 800% of his annual salary, and the value to the other named executives would be more than 400% of their respective annual salaries, which would constitute a significant portion of their compensation.

In future filings, as applicable, we will include substantive analysis and insight into how our Compensation Committee makes its stock option grant determinations with respect to each named officer.

13.	From the titles you provide, it is not clear that your controller or principal accounting officer has signed the report in that capacity. For each signatory, please disclose all capacities in which each person signs the report. Refer to General Instruction D(2)(a) of Form 10-K.

Our Corporate Controller and Acting Chief Financial Officer, Dirk A. Sodestrom, signed the 2008 Form 10-K in his capacity as the Principal Accounting Officer. We will ensure that in future filings we disclose all capacities in which each person signs the report.

14.	We reference your discussion on page 10 that your stock has fallen below book value. We also note that net revenues have declined for the three months ended April 5, 2009 and you have reported a net loss for this period. Please tell us why you did not consider these factors to be indicators of impairment that would require you to perform a goodwill impairment analysis subsequent to December 31, 2008. Please refer to paragraph 28 of SFAS 142.

As a result of a decline in net revenues, a first quarter net loss, volatility in the Company’s stock price and other factors affecting the current economic environment, we performed a goodwill impairment analysis during the quarter ended April 5, 2009. The detailed review of our stock price and book value per share for the first quarter of 2009 took into consideration the average market value of our stock during the quarter as well as the ending market value. Our average stock price during the quarter was $10.27 per share compared with our closing book value of $10.33 per share. Our stock price closed the quarter at $11.65 per share and remained above our book value per share through the date of the filing of our Quarterly Report on Form 10-Q for the quarter ended April 5,

2009. We intended this detailed analysis to be the first step of the goodwill impairment test as discussed in paragraph 19 of SFAS 142. Despite the temporary drop in our stock price, we concluded that, in light of temporary nature of the price decline, the subsequent recovery of the stock price, and the potential impact of control premiums, there was no impairment in the carrying value of our goodwill as of April 5, 2009. Accordingly, the second step of the impairment test was unnecessary.

In future filings we will endeavor to be more explicit in our discussion of factors that lead us to perform additional tests of impairment between annual tests.

On behalf of Actel Corporation, I hereby acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding this letter or if I can otherwise be of assistance, please call me at 650.318.4795.
Very truly yours,
/s/ Dirk A. Sodestrom

Dirk A. Sodestrom
Corporate Controller and Acting Chief Financial Officer